OMB APPROVAL
                                      OMB Number        3235-0104
                                      Expires: September 30, 1998
                                      Estimated average burden
                                      hours per response......0.5
======
FORM 3
======

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


=================================================================

1.   Name and Address of Reporting Person*

     Bell, Jr.          Thomas               D.
     -----------------------------------------------
     (Last)             (First)             (Middle)

     c/o Burson-Marsteller, 230 Park Avenue South
     -----------------------------------------------
                       (Street)

     New York           New York               10003
     -----------------------------------------------
     (City)             (State)                (Zip)

=================================================================

2.   Date of Event Requiring Statement
     (Month/Day/Year)

     5/11/98
     -----------------------------

=================================================================

3.   IRS or Social
     Security Number of
     Reporting Person, if
     an Entity (Voluntary)


     -----------------------------

=================================================================

4.   Issuer Name and Ticker or Trading Symbol

     Young & Rubicam Inc. (YNR)
     ------------------------------------

=================================================================

5.   Relationship of Reporting Person to Issuer
                  (Check all applicable)

       X   Director               X   10% Owner(1)
     -----                      -----

       X   Officer (give        ----- Other (specify
     ----- title below)               below)

     Executive Vice President and
     President and Chief Executive
     Officer of Burson-Marsteller
     -----------------------------

=================================================================

6.   If Amendment, Date of Original
     (Month/Day/Year)


     -------------------------

=================================================================

7.   Individual or Joint/Group Filing
     (Check applicable line)

       X   Form filed by One Reporting Person
     -----

           Form filed by More than One Reporting Person
     -----

=================================================================



                      Table I -- Non-Derivative Securities Beneficially Owned

==========================================================================================================

1. Title of Security           2. Amount of Securities   3. Ownership Form:  4. Nature of Indirect
   (Instr. 4)                     Beneficially Owned        Direct (D) or       Beneficial Ownership
                                  (Instr. 4)                Indirect (I)        (Instr. 4)
                                                            (Instr. 5)
-------------------            -----------------------   -----------------   -----------------------
Common Stock, par value                298,440                   D
  $0.01 per share








----------------------------------------------------------------------------------------------------------
* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or type responses)

                                                           (Over)
                                                  SEC 1473 (7/96)

 Table II -- Derivative Securities Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)


==================================================================================================================================
1. Title of Derivative  2. Date Exercisable and  3. Title and Amount of Sec-     4. Conversion or  5. Ownership  6. Nature of
   Security                Expiration Date          urities Underlying Deriva-      Exercise Price    Form of       Indirect
   (Instr. 4)              (Month/Day/Year)          tive Security (Instr. 4)       of Derivative     Derivative    Beneficial
                           --------------------     --------------------------      Security          Security:     Ownership
                           Date        Expir-                     Amount or                           Direct (D)    (Instr. 5)
                           Exerci-     ation                      Number of                           or Indirect
                           sable       Date         Title         Shares                              (I)
                                                                                                      (Instr. 5)
   ------------------      -------     -------      -----         ------------      --------------    ----------    ---------
   Rollover Options        12/12/96      (2)        Common Stock   1,165,215           $ 1.92               D
    (right to buy)

   Additional Options        (3)       12/17/07     Common Stock     176,550           $12.33               D
  (right to buy)





----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The Reporting Person is one of the eight voting trustees (the "Voting Trustees") of the voting trust (the "Management Voting Trust") established pursuant to the Management Voting Trust Agreement dated as of 12/12/96. The Management Voting Trust has the sole right to vote and execute consents with respect to all shares of Common Stock and Money Market Preferred Stock, par value $0.01 per share ("MMPS"), held by the Management Voting Trust. The voting rights of the Management Voting Trust are exercised by the Voting Trustees. So long as Young & Rubicam's current Chief Executive Officer, Peter A. Georgescu (or a properly elected successor Chief Executive Officer), is a Voting Trustee, (i) any action approved in writing or at a meeting by Peter A. Georgescu (or such successor) and any two other Voting Trustees and (ii) any action approved over the objection of Peter A. Georgescu (or such successor) at a meeting of the Voting Trustees by an aggregate vote of Voting Trustees equal to not less than the total number of Voting Trustees then in office minus two, shall constitute the action of, and shall be binding upon, the Management Voting Trust (unless there shall be fewer than seven Voting Trustees then in office, in which event any action under clause (ii) shall require the vote of all the Voting Trustees other than Peter A. Georgescu (or such successor)). The Reporting Person disclaims the beneficial ownership of the 45,411,870 shares of Common Stock and MMPS held in the Management Voting Trust as of 5/11/98, other than securities reported in this filing.

(2) The above Rollover Options have a term of five years with respect to 50% of the shares subject to such options and a term of seven years with respect to the other 50%.

(3) The above Additional Options will become exercisable on 9/17/07, unless Burson-Marsteller, Landor Associates, Sudler & Hennessey and Cohn & Wolfe achieve a targeted operating profit budget commitment for the year ending December 31, 1998, in which case such options will become exercisable with respect to 33 1/3% of the shares subject to such options on December 1, 2000, with respect to an additional 33 1/3% of such shares on December 31, 2001 and with respect to the remaining 33 1/3% of such shares on December 31, 2002.




        Mark T. McEnroe,
        Attorney-in-Fact,
        on behalf of Thomas
        D. Bell, Jr.                             5/27/98
---------------------------------------   ---------------------
   ** Signature of Reporting Person               Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15
       U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                  SEC 1473 (7-96)

                         POWER OF ATTORNEY

      Know all by these presents, that the undersigned hereby constitutes and appoints Mark T. McEnroe and Renee E. Becnel the undersigned's true and lawful attorneys-in-fact to:

      1. execute for and on behalf of the undersigned, reports to be filed in accordance with Section 16(a) and Section
         13(d) of the Securities Exchange Act of 1934, as amended
         (the "Exchange Act"), and the rules thereunder;

      2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports and timely file such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-fact's discretion.

      The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16(a) or Section 13(d) of the Exchange Act and the rules thereunder.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any such report with respect to the undersigned's holdings of and transactions in securities issued by Young & Rubicam Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of May, 1998.




                                  By: /s/ Thomas D. Bell, Jr.
                                     ............................
                                  Name:  Thomas D. Bell, Jr.
                                       .........................
                                  Title: President and Chief
                                         Executive Officer of
                                         Burson - Marsteller
                                        .........................